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                                JNL SERIES TRUST
                              5901 EXECUTIVE DRIVE
                            LANSING, MICHIGAN 48911


VIA EDGAR


February 18, 1997

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: Request for Withdrawal of Amendment Pursuant to Rule 477 under the Securities Act of 1933 (the "Act") -
     JNL Series Trust ("Registrant")
     1933 Act Registration No. 33-87244
     1940 Act Registration No. 811-8894

Ladies and Gentlemen:

The undersigned Registrant respectfully requests the withdrawal of Post-Effective Amendment No. 8 filed on February 14, 1997 pursuant to Rule 485(a)(2) ("Amendment").

Registrant has determined not to establish the new series, the JNL/Putnam World Opportunities Series, which is described in such Amendment.

Therefore, the undersigned respectfully requests the withdrawal of the Amendment upon the consent of the Commission pursuant to Rule 477 under the Act.

Respectfully Submitted,

JNL Series Trust

By:  /s/ John A. Knutson
     John A. Knutson
     President